SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 19344
                                (Final Amendment)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                      ------------------------------------

                 WINTHROP GROWTH INVESTORS 1 LIMITED PARTNERSHIP
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------

                                  Patrick Foye
                            Executive Vice President
                                 AIMCO-GP, Inc.
                     1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222
                                 (303) 757-8101

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

CUSIP No.    NONE                  14D-1 AND 13D/A            Page 2 of 11 Pages

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1.   Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                             AIMCO PROPERTIES, L.P.
                                   84-1275621

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2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]

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3.   SEC Use Only

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4    Sources of Funds

                                       WC
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                               [ ]

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6.   Citizenship or Place of Organization

                                    Delaware

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,862.34
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8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares          [ ]

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9.   Percent of Class Represented by Amount in Row 7

                                     25.335%

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10.  Type of Reporting Person

                                       PN

================================================================================

CUSIP No.    NONE                  14D-1 AND 13D/A            Page 3 of 11 Pages


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1.   Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                  APARTMENT INVESTEMENT AND MANAGEMENT COMPANY
                                   84-1259577

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2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [X]

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3.   SEC Use Only


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4    Sources of Funds

                                       N/A

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
     or 2(f)                                                                 [ ]

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6.   Citizenship or Place of Organization

                                    Maryland

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

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8.   Check if the Aggregate Amount in Row 7 Excludes Certain Shares          [ ]

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9.   Percent of Class Represented by Amount in Row 7

                                       N/A

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10.  Type of Reporting Person

                                       CO


================================================================================

                        FINAL AMENDMENT TO SCHEDULE 14D-1

     This Final Amendment amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission ("SEC") on April 23, 1999 by AIMCO Properties, L.P., a Delaware limited partnership (the "Purchaser"), and Apartment Investment and Management Company, a Maryland real estate investment trust, as amended on April 30, 1999, as further amended on May 25, 1999, and as further amended on June 14, 1999, relating to the tender offer by the Purchaser to purchase up to 10,425 outstanding units of limited partnership interest ("Units") of Winthrop Growth Investors 1 Limited Partnership (the "Partnership"), at a purchase price of $284 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 1999, as supplemented by Supplement No. 1 to Offer to Purchase dated April 30, 1999, as further supplemented by Supplement No. 2 to Offer to Purchase dated May 25, 1999, and as further supplemented by Supplement No. 3 to Offer to Purchase dated June 14, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4 is hereby amended to add the following:

     The total amount of funds required by the Purchaser to purchase 990 Units purchaser pursuant to the Offer, excluding related fees and expenses, was $281,160.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended to add the following:

     The Offer by the Purchaser for up to 10,425 Units expired 12:00 midnight, New York City time, on June 30, 1999. Pursuant to the Offer, the Purchaser purchased 990 Units, constituting approximately 4.28% of the outstanding Units. As a result, the Purchaser and its affiliates now own an aggregate of 5,862.34 Units constituting approximately 25.335% of the outstanding Units.


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



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 1999

                                     AIMCO PROPERTIES, L.P.

                                     By:      AIMCO-GP, Inc.


                                              By:  Patrick J. Foye
                                                   ------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President


                                     APARTMENT INVESTMENT AND
                                       MANAGEMENT COMPANY


                                              By:  Patrick J. Foye
                                                   ------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President



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